Exhibit 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of February 21, 2020, Sunnova Energy International Inc., a Delaware corporation (“Sunnova”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.0001 per share (“common stock”). The following contains a description of our common stock, as well as certain related additional information. This description is a summary only and does not purport to be complete. We encourage you to read the complete text of Sunnova’s Second Amended and Restated Certificate of Incorporation (the “certificate of incorporation”) and Sunnova’s Second Amended and Restated Bylaws (the “bylaws”), which we have filed or incorporated by reference as exhibits to Sunnova’s Annual Report on Form 10-K. References to “we,” “our” and “us” refer to Sunnova, unless the context otherwise requires. References to “stockholders” refer to holders of our common stock, unless the context otherwise requires.

General

Pursuant to our certificate of incorporation, we have the authority to issue 1,010,000,000 shares of capital stock, consisting of 1,000,000,000 shares of our common stock, par value $0.0001 per share; and 10,000,000 shares of preferred stock, par value $0.0001 per share (“preferred stock”). As of February 21, 2020, there were no issued and outstanding shares of preferred stock.

Common Stock

As of February 21, 2020, 84,001,062 shares of our common stock were outstanding.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Stockholders do not have the ability to cumulate votes for the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the shares of our common stock are fully paid and non-assessable.

Preferred Stock

As of February 21, 2020, no shares of our preferred stock were outstanding. Pursuant to our certificate of incorporation, our board of directors has the authority, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series and to establish from time to time the number of shares to be included in each series. Our board of directors may designate the powers, rights, preferences, and privileges of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, and sinking fund terms, in each case without further vote or action by our stockholders. Our board of directors may also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions an other corporate purposes, could, among other things, have the effect of delaying, deterring, or preventing a change in control, restricting dividends on our common stock, diluting the voting power and other rights of our common stock, and impairing the liquidation rights of our common stock. Such issuance could have the effect of decreasing the market price of our common stock. We currently have no plans to issue any shares of preferred stock.

Listing

Our common stock is traded on the New York Stock Exchange under the symbol “NOVA.”

Anti-Takeover Provisions

Certain provisions of Delaware law, our certificate of incorporation, and our bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

A corporation may elect not to be subject to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). We have elected to not be subject to the provisions of Section 203 of the DGCL. However, our certificate of incorporation contains provisions that are similar to Section 203. In general, our certificate of incorporation prohibits us from engaging in a “business combination” while our common stock is registered under Section 12(b) or 12(g) under the Securities and Exchange Act of 1934, as amended, with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	The business combination or the transaction was approved by our board of directors prior to the time that the stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger of us or any of our subsidiaries with the interested stockholder or any sale or disposition (except proportionately as our stockholder) of assets representing more than 10% of our consolidated assets or the aggregate market value of our capital stock. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of our voting stock or is an affiliate of us and, within the previous three years owned, 15% or more of our voting stock. In our case, however, the ECP Stockholders (meaning, for purposes of our certificate of incorporation, Energy Capital Partners III, LP, Energy Capital Partners III-A, LP, Energy Capital Partners III-B, LP, Energy Capital Partners III-C, LP, Energy Capital Partners III-D, LP, Energy Capital Partners III (Sunnova Co-Invest), LP and each of their respective affiliates that owns any shares of our common stock or preferred stock) and their affiliates or associates and any of their direct transferees (excluding any person who acquires voting stock through a broker's transaction on an exchange or pursuant to an underwritten public offering) will not be deemed to be interested stockholders regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions, subject to certain exceptions for the acquisition of additional shares of common stock. This provision could delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our certificate of incorporation and our bylaws will include a number of provisions that could delay or discourage an unsolicited takeover or a change in control or changes in our board of directors or management team, including the following:

•
establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws will specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•
provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us;

•	provide that the authorized number of directors on our board of directors may be changed only by resolution of our board of directors;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock or the stockholders agreement, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•
provide that, after the date on which the ECP Stockholders beneficially own, in the aggregate, less than 30% of our outstanding common stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•	provide that, after the date on which the ECP Stockholders beneficially own, in the aggregate, less than 30% of our outstanding common stock, our certificate of incorporation and bylaws may only be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock;

•
provide that, after the date on which the ECP Stockholders beneficially own, in the aggregate, less than 30% of our outstanding common stock, special meetings of our stockholders may only be called by our board of directors, the chief executive officer or the chairman of our board of directors; and

•	provide that our bylaws can be amended by our board of directors.

Choice of Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our or our stockholders’ behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees, agents and stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws, (4) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware. Our certificate of incorporation will also provide that, to the fullest extent permitted by applicable law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. We have entered into and intend to continue to enter into separate indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. We believe that these agreements and insurance policies are necessary to attract and retain qualified individuals to serve as directors and executive officers.